UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
Form SD
Specialized Disclosure Report
_______________________
AVIAT NETWORKS, INC.
(Exact name of registrant as specified in its charter)
______________________________________

Delaware	001-33278	20-5961564
(State or other jurisdiction of incorporation	(Commission File Number)	(I.R.S. Employer Identification No.)

200C Parker Dr., Suite 100A, Austin, Texas 78728
(Address of principal executive offices) (Zip Code)

Andrew C. Schmidt, Senior Vice President and Chief Financial Officer
(512) 265-3680
(Name and telephone number, including area code, of the person to contact in connection with this report.)
______________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Aviat Networks, Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 and is publicly available at www.aviatnetworks.com. The website and the information accessible through it are not incorporated in this specialized disclosure report.

Item 1.02 Exhibit

See Exhibit 1.01 to this specialized disclosure report, which is incorporated herein by reference.

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AVIAT NETWORKS, INC.

Date: May 28, 2026	By:	/s/ Andrew C. Schmidt
		Name:	Andrew C. Schmidt
		Title:	Senior Vice President and Chief Financial Officer